SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                Gourmet Group, Inc. (formerly Seair Group, Inc.)
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   38356Q 10 2
                                 (CUSIP NUMBER)

            Fredrick Schulman, President and Chief Executive Officer
                               Gourmet Group, Inc.
                                1 Chisholm Trail
                                Buda, Texas 78610
                                 (512) 295-4600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO.  38356Q 10 2

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Morgan Kent Group, Inc.

                  I.D. No.:

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [  ]
                  (b)      [  ]

         3.       SEC Use Only

         4.       Source of Funds:  OO

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         6.       Citizenship or Place of Organization:  Delaware

Number of                  7.      Sole Voting Power: 18,960,425
Shares
Beneficially               8.      Shared Voting Power: 0
Owned By
Each Reporting             9.      Sole Dispositive Power: 18,960,425
Person With               10.      Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person: 18,960,425

         12.      Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares (See Instructions) ...............................[   ]

         13.      Percent of Class Represented by Amount In Row 11:  67.8%

         14.      Type of Reporting Person: CO

CUSIP NO.  38356Q 10 2

         15.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Daniel N. Matheson

                  I.D. No.:

         16.      Check the Appropriate Box if a Member of a Group

                  (a)      [  ]
                  (b)      [  ]

         17.      SEC Use Only

         18.      Source of Funds:  OO

         19.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         20.      Citizenship or Place of Organization:  U.S.

Number of                  21.      Sole Voting Power: 2,380,386
Shares
Beneficially               22.      Shared Voting Power: 0
Owned By                   23.      Sole Dispositive Power: 2,380,386
Each Reporting
Person With                24.      Shared Dispositive Power: 0

         25.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person: 2,380,386 Shares

         26.      Check if the Aggregate Amount in Row 25 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         27.      Percent of Class Represented by Amount In Row 25:  8.5%

         28.      Type of Reporting Person: IN

CUSIP NO.  38356Q 10 2

         29.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Fredrick Schulman

                  I.D. No.:

         30.      Check the Appropriate Box if a Member of a Group

                  (a)      [  ]
                  (b)      [  ]

         31.      SEC Use Only

         32.      Source of Funds:  OO

         33.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         34.      Citizenship or Place of Organization:  U.S.

Number of                  35.      Sole Voting Power: 1,884,000
Shares
Beneficially               36.      Shared Voting Power: 0
Owned By                   37.      Sole Dispositive Power: 1,884,000
Each Reporting
Person With                38.      Shared Dispositive Power: 0

         39.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  4,083,697 Shares

         40.      Check if the Aggregate Amount in Row 39 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         41.      Percent of Class Represented by Amount In Row 39:  13.7%

         42.      Type of Reporting Person: IN

CUSIP NO.  38356Q 10 2

         43.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Lois Shapiro

                  I.D. No.:

         44.      Check the Appropriate Box if a Member of a Group

                  (a)      [  ]
                  (b)      [  ]

         45.      SEC Use Only

         46.      Source of Funds:  OO

         47.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         48.      Citizenship or Place of Organization:  U.S.

Number of                  49.      Sole Voting Power: 2,199,697
Shares
Beneficially               50.      Shared Voting Power: 0
Owned By                   51.      Sole Dispositive Power: 2,199,697
Each Reporting
Person With                52.      Shared Dispositive Power: 0

         53.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person: 4,083,697 Shares

         54.      Check if the Aggregate Amount in Row 53 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         55.      Percent of Class Represented by Amount In Row 53:  13.7%

         56.      Type of Reporting Person: IN

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the common stock, $.001 par value ("Common Stock"), of Gourmet Group, Inc. (formerly named Seair Group, Inc.), a Nevada corporation (the "Company"), with its principal executive offices at 1 Chisholm Trail, Buda, Texas 78610.



ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is filed by Morgan Kent Group, Inc., a Delaware corporation ("Morgan Kent"), Daniel N. Matheson ("Matheson"), Fredrick Schulman ("Schulman") and Lois Shapiro ("Shapiro") (each an "Acquiror").

          (b) The business address and principal place of business for Morgan Kent is 145 West 57th Street, New York, New York 10019. The business address for Schulman and Shapiro is c/o Gourmet Group, Inc., 1 Chisholm Trail, Buda, Texas 78610. The business address for Matheson is Munsch, Harot, Kopf & Harrl, 111 Congress Avenue, Suite 2010, Austin, Texas 78701.

          (c) Morgan Kent is a holding company for various businesses. Information with respect to the officers, directors and principal stockholders of Morgan Kent (the "MKG Affiliates") is set forth in the following SCHEDULE A.

                                   Schedule A

                                   POSITION(S) WITH
NAME AND ADDRESS                   MORGAN KENT GROUP              OTHER OCCUPATION

Jeffrey K. Moore                   Chairman of the Board and      President of Merinta Inc.
Merinta Inc.                       Stockholder
7430 Research Boulevard
Austin, TX  78759

H. John Trube                      Director                       Executive Vice President, Gourmet
Gourmet Group, Inc.                                               Group, Inc.
1 Chisholm Trail
Buda, TX  78610

James W. Hood                      Director                       President, The Hood Companies
P.O. Box 4931
Jackson, MS 39296-4931

                                   POSITION(S) WITH
NAME AND ADDRESS                   MORGAN KENT GROUP              OTHER OCCUPATION

Matthew R. Moore                   Director and Stockholder       Research Assistant, Rogosin Institute
250 West 50th Street, Apt. 15L
New York, NY  10019

Fredrick Schulman                  Director and President         Chairman, President and Chief
Gourmet Group, Inc.                                               Executive Officer of Gourmet Group,
1 Chisholm Trail                                                  Inc.
Buda, TX  78610

Under a stockholders agreement, the Series B Preferred Stock of Morgan Kent (the "Series B Preferred") has the power to elect three of the five directors constituting Morgan Kent's board of directors which has the sole voting power and, with the stockholders of Morgan Kent, shares the investment power with respect to the Company's Common Stock owned by Morgan Kent. Of the 6,500,000 outstanding shares of the Series B Preferred, Messrs. Jeffrey K. Moore and Matthew R. Moore (the "Moore Brothers") together own a majority of the outstanding shares and, voting together, have the power to elect a majority of the Board members of Morgan Kent. Each of the Moore Brothers disclaims beneficial ownership of the other's shares of the Series B Preferred.

          (d) None of the Acquirors or the MKG Affiliates has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Acquirors or the MKG Affiliates has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Each of the individual Acquirors and the MKG Affiliates is a citizen of the United States.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          Through an Agreement and Plan of Share Exchange, dated September 28, 2000 (the "Agreement" which is filed as Exhibit 10.1 to this Schedule), Morgan Kent, Matheson, Shapiro and all of the other shareholders (seven total shareholders) of Our Food Products Group, Inc., a privately-held Texas corporation ("Our Food"), exchanged all of the outstanding shares of Our Food capital stock for a total of 25,089,723 newly-issued restricted shares of the Company's Common Stock (the "Share Exchange"). Our Food manufactures and distributes specialty food products. In connection with the Share Exchange, 100,000 additional shares of Common Stock were issued to an advisory firm for services relating to the introduction of the parties. Also, the Company adopted an incentive plan and granted options to purchase an aggregate of 3,239,952 shares of Common Stock at exercise prices ranging from $.00318 to $.23885 per share to replace fully-vested options which had been outstanding under Our Food's incentive plan but which were cancelled in connection with the Share Exchange. In connection with the Share Exchange, the Company also restated its Articles of Incorporation to change its name from Seair Group, Inc. to Gourmet Group, Inc. and to increase its authorized Common Stock to 50,000,000 shares. As a result of the Share Exchange, the Company acquired 7,984,194 shares of Class B Common Stock of Our Food, and Our Food became a wholly-owned subsidiary of the Company. KBK Financial, Inc. ("KBK"), a lender to Our Food, holds warrants to purchase a total of 455,556 shares of Our Food Class B Common Stock, subject to adjustment, at the exercise price of $.01 per share. In order to obtain KBK's consent to the Share Exchange, the Company pledged all of its Our Food capital stock to KBK to secure Our Food's obligations to KBK.



ITEM 4.   PURPOSE OF TRANSACTION

          One of the purposes of Morgan Kent in effecting the Share Exchange was to become the holder of over 50% of the Company's outstanding Common Stock. One of the purposes of each of the Acquirors in effecting the Share Exchange was to obtain restricted shares of a class of capital stock which is publicly traded.

          In connection with the Share Exchange, Steven Kerr, previously the Company's sole director and executive officer, resigned from his positions as an officer of the Company and appointed the following individuals to serve on the Company's Board of Directors (the "Board") with him: Fredrick Schulman (Chairman), H. John Trube, Julie Tedesco, Jeffrey K. Moore, Daniel Matheson and Steven Weismann. The new Board then appointed the following officers of the
Company: Fredrick Schulman - President and Chief Executive Officer; H. John Trube - Executive Vice President, Secretary and Chief Operating Officer; and Kimberly Eckert - Vice President and Chief Financial Officer. Each of these officers also serves as an officer (with the same title) of Our Food.

          Simultaneously with the Share Exchange, Our Food was required by its lender, Wells Fargo Business Credit, Inc. ("Wells Fargo"), to enter into an amendment ("Amendment") to the Credit and Security Agreement ("Credit Agreement") between Our Food and Wells Fargo, dated as of May 31, 2000. The Credit Agreement provides for up to a $2,000,000 revolving line of credit, a $110,000 equipment loan and a $1,223,000 real estate term loan secured by Our Food's real property in Buda, Texas. In addition, the Company was required by Wells Fargo to become a party to the Amendment and to guaranty all of Our Food's obligations to Wells Fargo. Morgan Kent had previously entered into a Keep Well Agreement with Our Food and Wells Fargo pursuant to which Morgan Kent was required to make payments to Our Food (by purchasing the common stock or subordinated notes of Our Food) equal to amount of monthly net loss incurred by Our Food. Such payments are to continue until Our Food has achieved six consecutive months of net income. In connection with the Amendment, the Keep

Well Agreement was amended so that payments by the Company to Our Food would be deemed to satisfy Morgan Kent's obligations under the Keep Well Agreement.

          The company has been considering the acquisitions of certain entities, including entities in which one or more of the Acquirors have an interest. The completion of such acquisitions would depend upon market conditions, the availability of financing, the completion of due diligence and negotiations and other factors and such acquisitions could result in the Company's issuance of additional shares of Common Stock, including to one or more of the Acquirors.

          Except as set forth above in this Item 4, none of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Morgan Kent owns 18,960,425 shares of Common Stock (67.8% of the outstanding). Matheson owns 2,356,818 shares of Common Stock and options to purchase 23,568 shares of Common Stock, exercisable immediately at the price of $.00318 per share and expiring December 1, 2002; he, therefore beneficially owns 2,380,386 shares of Common Stock (8.5% of the outstanding). Schulman holds options to purchase 1,884,000 shares of Common Stock, exercisable immediately at the price of $.15924 and expiring on December 27, 2003. Schulman's wife, Shapiro, owns 2,199,697 shares of Common Stock. Schulman and Shapiro, therefore, each beneficially owns 4,083,697 shares of Common Stock (13.7% of the outstanding). Except for Schulman and Shapiro with respect to one another's shares, each of the above parties disclaims beneficial ownership of the shares of Common Stock acquired by the other parties. All shares and options discussed in this paragraph were acquired in connection with the Share Exchange.

          Each of the Acquirors has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by it, him or her.

          Other than the transactions described above, none of the Acquirors has effected any transaction involving the Company's securities within the preceding sixty (60) days.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, except that Schulman and Shapiro are married to each other.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT NUMBERS                              EXHIBIT

                 A                   Joint Acquisition Statement

               10.1 Agreement and Plan of Share Exchange, dated as of September 28, 2000, among Gourmet Group, Inc., Our Food Products Group, Inc. and the shareholders of Our Food Products Group, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2000

                                  MORGAN KENT GROUP, INC.


                                  By: /s/
                                     -------------------------------------------
                                          Fredrick Schulman,
                                          President

                                     /s/
                                  ----------------------------------------------
                                      DANIEL MATHESON

                                    /s/
                                  ----------------------------------------------
                                      FREDRICK SCHULMAN

                                    /s/
                                  ----------------------------------------------
                                      LOIS SHAPIRO